Exhibit B

Zhihu Inc.

Share Grant Agreement

Name of Grantee: Yuan Zhou (周源)

Address: A5 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China

Grant: 9,621,477 Class A ordinary shares, par value of US$0.000125 each (the “Award Shares”) of Zhihu Inc. (the “Company”)

Grant Date: April 8, 2022

1.	Grant. Effective on the Grant Date, the Grantee has been allotted, issued, and granted the Award Shares with certain restrictions, subject to the terms and conditions set forth herein.

2.	Issuance and Holding Arrangements. The Award Shares shall be issued to MO Holding Ltd, a holding company incorporated in the British Virgin Islands and controlled by the Grantee, or any other entity controlled by the Grantee, as designated by the Grantee, which shall be the legal and beneficial owner of the Award Shares as of the Grant Date, subject to the terms and conditions set forth herein. The Grantee shall pay, or cause to be paid, the par value of the Award Shares.

3.	Register of Members and Share Certificate. On or immediately after the Grant Date, the Company will enter the Grantee, MO Holding Ltd, or any other entity controlled by the Grantee as designated by the Grantee, in the Company’s register of members as the registered holder of the Class A ordinary shares constituting the Award Shares. The Company will issue one physical share certificate in respect of such Award Shares in the name of the Grantee, MO Holding Ltd, or any other entity controlled by the Grantee as designated by the Grantee and bearing such legend as the Company deems necessary and appropriate.

4.	Restrictions. The Grantee agrees, undertakes, and covenants that, after the Award Shares have been issued and registered on the Company’s register of members in the name of MO Holding Ltd or any other entity controlled by the Grantee as designated by the Grantee, and unless and until the performance results targets as set forth in Section 6 below (the “Performance Targets”), which are to be set by the audit committee of the board of directors of the Company (the “Board”) every three fiscal years, have been met, the Grantee and any entity designated by the Grantee to hold the Award Shares shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any interest in the Award Shares. Unless the Performance Targets are met, any attempt to take any of the actions set forth above in respect of the Award Shares shall be null and void.

5.	Voting Arrangements. The Grantee agrees, undertakes, and covenants that he will cast votes of all of the Award Shares at shareholder meetings of the Company or with respect to written resolution of shareholders of the Company in the manner consistent with the views and suggestions of the Board until the Performance Targets are met. The Board shall, through resolutions, determine the views and suggestions in connection with the Award Shares in the best interest of the Company. The Grantee undertakes that he will abstain from voting if no such view or suggestion is formulated by the Board as a whole unless and until the Performance Targets are met.

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6.	Performance Targets. Upon the satisfaction of the Performance Targets as described below and subject to the Grantee continuing to (i) be employed by the Company and (ii) serve as either the chief executive officer or a director of the Company at the time when the Performance Targets are met, the restrictions related undertakings and voting arrangements relating to the Award Shares set out in Sections 4 and 5 of this Agreement shall terminate immediately. The audit committee of the Board shall set the Performance Targets every three fiscal years starting from 2022 (each, a “Three-Year Period”). The audit committee of the Board will assess whether the Performance Targets for a Three-Year Period are met by the end of the second quarter of the first fiscal year subsequent to the Three-Year Period. If the Performance Targets for a Three-Year Period are not met, the Grantee agrees and recognizes that the restrictions related undertaking and voting arrangements set out in Sections 4 and 5 of this Agreement will continue to remain in force, and the audit committee of the Board shall set the Performance Targets for the next Three-Year Period by the end of the second quarter of the first fiscal year of such Three-Year Period.

7.	Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Cayman Islands.

8.	Dispute Resolution. Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, performance breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of any party to the dispute with notice (the “Arbitration Notice”) to the other party. The Dispute shall be settled in Hong Kong in a proceeding conducted in English by one (1) arbitrator from the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules.

9.	Amendment. This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both the Company and the Grantee.

10.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

(Signature page to follow)

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Zhihu Inc.

/s/ Wei Sun
Name: Wei Sun
Title: Director and Chief Financial Officer

ACKNOWLEDGED AND AGREED WITH UNDERTAKINGS BY:

/s/ Yuan Zhou
Name: Yuan Zhou (周源)